Exhibit 99.2

Consolidated Financial Statements

(Expressed in thousands of United States (U.S.) dollars)

(Prepared in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP))

CARDIOME PHARMA CORP.

Periods ended June 30, 2014 and 2013

(Unaudited)

CARDIOME PHARMA CORP.

Consolidated Balance Sheets

(Unaudited)

(Expressed in thousands of U.S. dollars, except share amounts)

(Prepared in accordance with U.S. GAAP)

	June 30, 2014	December 31, 2013

Assets
Current assets:
Cash and cash equivalents	$9,353	$10,984
Restricted cash (note 5)	2,428	2,323
Accounts receivable, net of allowance for doubtful accounts of $552 (December 31, 2013 - $325)	7,313	6,674
Inventories (note 6)	6,455	6,597
Prepaid expenses and other assets	3,034	1,749
	28,583	28,327

Property and equipment (note 7)	564	618
Intangible assets (note 8)	17,093	18,069
Goodwill	318	318
	$46,558	$47,332

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 9)	$9,327	$14,003
Current portion of deferred consideration (note 3)	4,769	3,688
	14,096	17,691

Deferred consideration (note 3)	4,317	6,997
	18,413	24,688

Stockholders’ equity:
Common stock	284,518	272,083
Authorized - unlimited number with no par value
Issued and outstanding – 16,520,072 (2013 – 14,958,277)
Additional paid-in capital	33,625	33,349
Deficit	(308,120)	(300,746)
Accumulated other comprehensive income	18,122	17,958
	28,145	22,644
	$46,558	$47,332

Contingencies (note 14)

Subsequent events (note 16)

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Consolidated Statements of Operations and Comprehensive Income (Loss)

(Unaudited)

(Expressed in thousands of U.S. dollars, except share and per share amounts)

(Prepared in accordance with U.S. GAAP)

	Three months ended		Six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Revenue:
Product revenues	$6,500	$-	$13,062	$-
Licensing, royalty and other fees	1,167	107	2,197	167
	7,667	107	15,259	167
Cost of goods sold	2,243	-	3,736	-
	5,424	107	11,523	167
Expenses:
Selling, general and administration	8,808	2,974	16,807	5,210
Amortization (notes 7 and 8)	564	108	1,100	216
Research and development	59	35	304	405
Restructuring (note 13)	-	(57)	-	(130)
	9,431	3,060	18,211	5,701
Operating loss	(4,007)	(2,953)	(6,688)	(5,534)

Other (income) expense:
Interest (income) expense	226	(11)	480	(27)
Gain on settlement of debt (note 10)	-	-	-	(20,834)
Other income	(18)	(176)	(117)	(328)
Foreign exchange (gain) loss	(131)	8	50	36
	77	(179)	413	(21,153)
Net income (loss) before income taxes	(4,084)	(2,774)	(7,101)	15,619
Provision for income taxes	156	-	273	-
Net income (loss)	$(4,240)	$(2,774)	$(7,374)	$15,619
Other comprehensive income:
Foreign currency translation adjustments	2	-	164	-
Comprehensive income (loss)	$(4,238)	$(2,774)	$(7,210)	$15,619
Earnings (loss) per common share (note 12)
Basic and diluted	$(0.26)	$(0.22)	$(0.46)	$1.25
Weighted average common shares outstanding (note 12)
Basic	16,520,072	12,470,335	15,931,887	12,470,335
Diluted	16,520,072	12,470,335	15,931,887	12,491,987

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Consolidated Statements of Stockholders’ Equity

(Unaudited)

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

For the six months ended June 30, 2014	Common stock	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2013	$272,083	$33,349	$(300,746)	$17,958	$22,644
Net loss	—	—	(7,374)	—	(7,374)
Issuance of common stock	13,821	—	—	—	13,821
Share issue costs	(1,415)	—	—	—	(1,415)
Reallocation of additional paid in capital arising from stock based	29	(29)	—	—	—
compensation related to exercise of options
Stock-based compensation expense recognized	—	305	—	—	305
Foreign currency translation adjustments	—	—	—	164	164
Balance at June 30, 2014	$284,518	$33,625	$(308,120)	$18,122	$28,145

For the six months ended June 30, 2013	Common stock	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2012	$262,439	$32,754	$(305,519)	$18,185	$7,859
Net income	—	—	15,619	—	15,619
Stock-based compensation expense recognized	—	216	—	—	216
Balance at June 30, 2013	$262,439	$32,970	$(289,900)	$18,185	$23,694

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Consolidated Statements of Cash Flows

(Unaudited)

(Expressed in thousands of U.S. dollars)

(Prepared in accordance with U.S. GAAP)

	Three months ended		Six months ended
	June 30, 2014	June 30, 2013	June 30, 2014	June 30, 2013
Operating activities:
Net income (loss) for the period	$(4,240)	$(2,774)	$(7,374)	$15,619
Items not affecting cash:
Amortization (notes 7 and 8)	564	108	1,100	216
Stock-based compensation	170	123	396	216
Gain on settlement of debt (note 10)	-	-		(20,834)
Unrealized foreign exchange (gain) loss	(105)	-	(50)	24
Other	-	(39)	-	(12)
Changes in operating assets and liabilities:
Restricted cash	(91)	-	(116)	-
Accounts receivable	(187)	(338)	(696)	453
Inventories	959	(2,800)	120	(2,800)
Prepaid expenses and other assets	(151)	(85)	(1,305)	(118)
Accounts payable and accrued liabilities	(247)	(237)	(4,699)	(1,288)
Net cash used in operating activities	(3,328)	(6,042)	(12,624)	(8,524)

Investing activities:
Purchase of property and equipment	(14)	(13)	(17)	(13)
Purchase of intangible assets	(40)	(22)	(52)	(40)
Net cash used in investing activities	(54)	(35)	(69)	(53)

Financing activities:
Issuance of common stock, net of share issue costs	(4)	-	12,406	-
Proceeds from sale of property and equipment	-	55	-	79
Repayment of long-term debt (note 10)	-	-	-	(13,000)
Payment of deferred consideration (note 3)	(728)	-	(1,599)	-
Net cash (used in) provided by financing activities	(732)	55	10,807	(12,921)
Effect of foreign exchange rate changes on cash and cash equivalents	231	(18)	255	(62)
Decrease in cash and cash equivalents during the period	(3,883)	(6,040)	(1,631)	(21,560)
Cash and cash equivalents, beginning of period	13,236	25,747	10,984	41,267
Cash and cash equivalents, end of period	$9,353	$19,707	$9,353	$19,707

Supplemental cash flow information:
Interest paid	$247	$-	$543	$-
Interest received	-	11	-	27
Net income taxes paid	135	-	180	-

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three and six months ended June 30, 2014 and 2013

1.	Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (“U.S. GAAP”) and are presented in U.S. dollars. They include all adjustments consisting solely of normal, reoccurring adjustments necessary for fair presentation of the periods presented. These unaudited interim consolidated financial statements do not include all note disclosures required by U.S. GAAP on an annual basis, and therefore should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2013 filed with the appropriate securities commissions. The results of operations for the three and six months ended June 30, 2014 and 2013 are not necessarily indicative of the results for the full year.

Cardiome Pharma Corp. (the “Company”) has financed its cash requirements primarily from share issuances, sales of BRINAVESSTM and AGGRASTATTM, payments from research collaborators, and licensing fees. The Company’s ability to attain profitability and positive cash flows from operations is dependent on a number of factors, including costs associated with commercialization efforts and clinical trials, the outcome of which cannot be predicted at this time. As a result, in the future it may be necessary for the Company to raise additional funds. These funds may come from sources such as entering into strategic collaboration arrangements, the issuance of shares from treasury, or alternative sources of financing. However, there can be no assurance that the Company will be able to successfully raise sufficient funds to continue the development and commercialization of our products and our operational activities.

2.	Significant Accounting Policies:

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (ASC 606). The update is intended to clarify the principles of recognizing revenue, and to develop a common revenue standard for US GAAP and IFRS that would remove inconsistencies in revenue requirements, leading to improved comparability of revenue recognition practices across entities and industries. ASC Topic 606 contains a single model that applies to contracts with customers and two approaches to recognizing revenue: at a point in time or over time. The model features a contract-based five-step analysis of transactions to determine whether, how much, and when revenue is recognized. New estimates and judgmental thresholds have been introduced, which may affect the amount and/or timing of revenue recognized. The new standard is effective for annual and interim financial statements for fiscal years beginning after December 15, 2016. Early application is not permitted.

3.	Acquisition:

On November 18, 2013, the Company completed the acquisition of Correvio LLC (“Correvio”) (the “Transaction”), a privately held pharmaceutical company headquartered in Geneva, Switzerland, focused on the worldwide marketing, excluding the United States, of AGGRASTATTM, a branded

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CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three and six months ended June 30, 2014 and 2013

3.	Acquisition (continued):

prescription pharmaceutical. The Company acquired 100% of Correvio through the purchase of a combination of assets and shares of its subsidiaries in exchange for 19.9% of the Company’s outstanding shares (pro forma ownership of approximately 16.6%) and deferred consideration of $12,000. The deferred consideration will be repaid monthly at an amount equal to 10% of cash receipts from product sales and any applicable interest accrued at 10% compounded annually. The deferred consideration must be repaid in full by December 1, 2019.

The Transaction was accounted for as an acquisition of a business; accordingly, the assets acquired and liabilities assumed were recorded at their respective fair values as of the acquisition date. The determination of fair value requires management to make significant estimates and assumptions. The excess of the purchase price over the value assigned to the net assets acquired was recorded as goodwill. There have been no changes to the purchase price allocation since December 31, 2013. For further details, please refer to note 4 of the Company’s consolidated financial statements for the year ended December 31, 2013 for the purchase price allocation and related acquisition information.

4.	Financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities, and deferred consideration. The fair values of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities approximate their carrying values because of their short-term nature. As at June 30, 2014, the carrying value of the Company’s deferred consideration approximates its fair value based on current market borrowing rates. The deferred consideration is classified as Level 3 of the fair value hierarchy.

5.	Restricted cash:

At June 30, 2014, restricted cash included $1,000 (December 31, 2013 - $1,000) relating to amounts held in escrow in a non-interest bearing account in connection with the acquisition of Correvio (note 3). This amount will be released from escrow upon the Company’s payment of all amounts owing under the deferred consideration liability plus all applicable accrued interest.

The Company also held restricted cash relating to deposits which are pledged as collateral for bank guarantees for sales contracts with various hospitals and health authorities and for value-added tax liabilities of $1,428 (December 31, 2013 - $1,158) and $nil (December 31, 2013 - $165), respectively. Average interest rates on these deposits range from nil to 0.01% (2013 - nil to 0.01%).

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CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three and six months ended June 30, 2014 and 2013

6.	Inventories:

	June 30,	December 31,
	2014	2013

Finished goods	$3,203	$1,941
Work in process	2,042	3,052
Raw materials	1,184	1,546
Inventory consigned to others	26	58
	$6,455	$6,597

During the quarter, the Company had a write down of $125 in finished goods inventory.

7.	Property and equipment:

		Accumulated	Net book
As at June 30, 2014	Cost	amortization	value

Laboratory equipment	$625	$514	$111
Production equipment	289	9	280
Software	106	35	71
Computer equipment	164	100	64
Leasehold improvements	39	26	13
Furniture and office equipment	39	14	25
	$1,262	$698	$564

		Accumulated	Net book
As at December 31, 2013	Cost	amortization	value

Laboratory equipment	$629	$488	$141
Production equipment	286	-	286
Software	96	13	83
Computer equipment	144	87	57
Leasehold improvements	39	17	22
Furniture and office equipment	39	10	29
	$1,233	$615	$618

Amortization expense for the three and six months ended June 30, 2014 amounted to $37 and $72, respectively (three and six months ended June 30, 2013 - $25 and $51, respectively).

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CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three and six months ended June 30, 2014 and 2013

8.	Intangible assets:

		Accumulated	Net book
As at June 30, 2014	Cost	amortization	value

Marketing rights	$15,830	$990	$14,840
Trade name	1,131	71	1,060
Patents	4,231	3,038	1,193
	$21,192	$4,099	$17,093

		Accumulated	Net book
As at December 31, 2013	Cost	amortization	value

Marketing rights	$15,830	$199	$15,631
Trade name	1,131	14	1,117
Patents	4,179	2,858	1,321
	$21,140	$3,071	$18,069

Amortization expense for the three and six months ended June 30, 2014 amounted to $527 and $1,028, respectively (three and six months ended June 30, 2013 - $83 and $165, respectively).

9.	Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities comprise:

	June 30,	December 31,
	2014	2013

Trade accounts payable	$3,054	$5,719
Employee-related accruals	2,463	3,367
Restructuring (note 13)	-	732
Interest payable	86	125
Other accrued liabilities	3,724	4,060
	$9,327	$14,003

5

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three and six months ended June 30, 2014 and 2013

10.	Long term debt:

On February 28, 2013, the debt settlement agreement dated December 10, 2012, and amended on December 31, 2012, between the Company and Merck Sharp and Dohme Corp. (formerly Merck & Co, Inc.) (Merck) was further amended, allowing the Company to pay the balance of the debt settlement amount prior to March 31, 2013. On March 1, 2013, the Company paid the remaining $13,000 of the $20,000 agreed-upon debt settlement payment, extinguishing all outstanding debt obligations to Merck. The Company recorded a gain on debt settlement of $20,834 for the three months ended March 31, 2013. With this final payment, all outstanding debt obligations are extinguished and Merck has released and discharged the collateral security taken in respect of the advances under the line of credit.

11.	Share capital:

On February 18, 2014, the Company completed a prospectus supplement under which the Company may sell up to $8,900 of its common shares through at-the-market (ATM) offerings. On February 18, 2014, the Company sold 30,513 shares under an ATM offering and received gross proceeds of $289.

On March 11, 2014, the Company completed a prospectus offering of 1,500,000 common shares from treasury at CAD $10.00 per common share for net proceeds of $12,369.  Additionally, 1,500,000 common shares were sold in a secondary offering from CarCor Investment Holdings LLC, the shareholder from which the Company purchased Correvio, at CAD $10.00 per common share for net proceeds of $12,720. This short form prospectus offering was made on a bought deal basis.  The Company did not receive any of the proceeds of the sale of common shares by CarCor Investment Holdings LLC.

12.	Basic and diluted earnings (loss) per share:

Reconciliations between basic and diluted earnings (loss) per share are set forth below for the three and six months ended June 30, 2014 and June 30, 2013, respectively:

For the three months ended June 30	2014	2013

Net loss	$(4,240)	$(2,774)
Weighted average number of common shares
for basic income per share	16,520,072	12,470,335
Dilutive effect of options	-	-
Diluted weighted average number of common shares for diluted income per share	16,520,072	12,470,335

Basic and diluted loss per share	$(0.26)	$(0.22)

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CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three and six months ended June 30, 2014 and 2013

12.	Basic and diluted earnings (loss) per share (continued):

For the six months ended June 30	2014	2013

Net income (loss)	$(7,374)	$15,619
Weighted average number of common shares
for basic income per share	15,931,887	12,470,335
Dilutive effect of options	-	21,652
Diluted weighted average number of common shares for diluted income per share	15,931,887	12,491,987

Basic and diluted earnings (loss) per share	$(0.46)	$1.25

As at June 30, 2014, a total of 1,138,312 options are not included in the computation of diluted earnings per share because their effect is anti-dilutive for the period.

13.	Restructuring:

In connection with the acquisition of Correvio in November 2013, the Company terminated several employees in its efforts to integrate Correvio’s operations.

In March and July of 2012, the Company reduced its workforce, exited redundant leased facilities and terminated certain contracts. The workforce reduction initiative was completed in 2012, with the related liability substantially paid out in the first quarter of 2013. Idle-use expense and other charges recognized in the year ended December 31, 2012 included lease termination costs. The majority of the liability associated with idle-use expense and other charges, which is related to redundant leased facilities, has been fully settled.

The following tables summarize the provisions related to the restructuring for the six months ended June 30, 2014 and June 30, 2013:

	Employee termination benefits	Idle-use expense and other charges	Total
Balance at December 31, 2013	$718	$14	$732
Payments made	(718)	-	(718)
Non-cash items	-	(14)	(14)
Balance at June 30, 2014	$-	$-	$-

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CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three and six months ended June 30, 2014 and 2013

13.	Restructuring (continued):

	Employee termination benefits	Idle-use expense and other charges	Total
Balance at December 31, 2012	$320	$247	$567
Revisions to prior accruals	(12)	(118)	(130)
Payments made	(308)	(31)	(339)
Non-cash items	-	(50)	(50)
Balance at June 30, 2013	$-	$48	$48

14.	Contingencies:

(a)	The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

(b)	The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

(c)	The Company has entered into various agreements with third parties that include indemnification provisions. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

8

CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three and six months ended June 30, 2014 and 2013

15.	Segmented information:

The Company previously operated in one business segment with substantially all of its consolidated assets and operations located in Canada.

During 2013, the Company began recognizing revenue from product sales at which time management began to measure the Company’s operations by the geographic area in which such products are sold.

Three months ended June 30, 2014	Europe	Rest of World	Total
Revenue	4,171	3,496	7,667
Cost of goods sold	1,122	1,121	2,243
Interest expense (income)	248	(23)	225
Amortization expense on property and equipment	12	25	37

Six months ended June 30, 2014	Europe	Rest of World	Total
Revenue	8,195	7,064	15,259
Cost of goods sold	1,870	1,866	3,736
Interest expense (income)	503	(24)	479
Amortization expense on property and equipment	22	50	72

Three months ended June 30, 2013	Europe	Rest of World	Total
Revenue	-	107	107
Cost of goods sold	-	-	-
Interest income	-	(11)	(11)
Amortization expense on property and equipment	-	25	25

Six months ended June 30, 2013	Europe	Rest of World	Total
Revenue	-	167	167
Cost of goods sold	-	-	-
Interest income	-	(27)	(27)
Amortization expense on property and equipment	-	51	51

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CARDIOME PHARMA CORP.

Notes to Consolidated Financial Statements

(Unaudited)

(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)

(Prepared in accordance with U.S. GAAP)

As at and for the three and six months ended June 30, 2014 and 2013

15.	Segmented information (continued):

Property and equipment by geographic area were as follows:

	June 30, 2014	December 31, 2013

Europe	113	132
Rest of world	451	486

	564	618

16.	Subsequent events:

On July 18, 2014, the Company announced the closing of a senior, secured term loan facility with MidCap Financial, LLC for up to $22 million in two tranches bearing interest at a rate of Libor plus 8%. The first tranche of $12 million is available for working capital and general corporate purposes. The second tranche of up to $10 million is available to support a product or company acquisition. The loan carries a term of 48 months and is secured by substantially all of the assets of the Company.

On July 23, 2014, the Company entered into a lease agreement for office space of approximately 10,967 square feet in Vancouver, British Columbia, Canada. The lease carries a term of 10 years, with a renewal option of 5 years, and is expected to begin on or about December 1, 2014. In addition to the base rent payments, the Company will be obligated to pay certain customary amounts for its share of operating expenses and tax obligations. The lease agreement includes lease inducements, which will be amortized on a straight-line basis over the term of the lease, in accordance with the Company’s accounting policy.

10